UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-36363

TCTM KIDS IT EDUCATION INC.

19/F, Building A, Vanke Times Center

No.186 Beiyuan Road, Chaoyang District

Beijing, 100102, People’s Republic of China

Tel: +86 10 6213-5687

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

CONTENTS

VSA Enters Agreement to Divest Select Subsidiaries

On July 22, 2025, TCTM Kids IT Education Inc. (the “Company”) entered into a share sales and purchase agreement (the “Agreement”) with First Winner Management Limited, a British Virgin Islands company corporation (the “Buyer”) for the sale of all of the Company’s equity interest in the Company’s wholly owned subsidiaries, Kids IT Education Inc. and Tarena Hong Kong Limited (the “Targets”) to the Buyer. Pursuant to the Agreement, the Buyer agreed to purchase the Targets in exchange for nominal cash consideration of US$1 (the “Purchase Price”).

Upon the closing of the transaction (the “Disposition”) contemplated by the Agreement, the Buyer will become the sole shareholder of the Targets and as a result, assume all assets and liabilities of the Targets and subsidiaries owned or controlled by the Target. The closing of the Disposition is subject to the satisfaction or waiver of certain closing conditions set forth in the Agreement.

The Board of Directors of the Company decided to divest the Targets due to its sustained negative financial performance, including net income of approximately $1.4 million, and net losses of approximately $80.4 million, respectively, and consolidated stockholders’ equity of approximately negative $205.2 million, and negative $247 million, for the fiscal years ended December 31, 2023, and 2024, respectively. Assuming no changes to the Company’s operations and financing activities the Company estimates that, following the Disposition, its stockholders’ equity as of December 31, 2024 would have increased from approximately negative $247 million to approximately $3.6 million, primarily due to the removal of the Targets accumulated losses and liabilities from the consolidated balance sheets.

This strategic decision is driven by two key factors: (i) the need to eliminate underperforming assets, and (ii) the Company’s intention to focus on its future strategic direction, particularly the expansion into the AI-driven medical software industry. The Targets, which have consistently failed to deliver positive returns, no longer align with the Company’s long-term vision and core business strengths.

By divesting these non-core operations, the Company aims to streamline its financial structure, improve overall profitability, and reallocate resources toward high-growth, high-potential sectors such as AI-powered healthcare solutions — an area that offers significant opportunities for future value creation and sustainable competitive advantage.

The following diagram illustrates the Company’s corporate structure following the consummation of the Disposition.

The foregoing description of the is qualified in its entirety by reference to the full text of the Agreement, which is attached as Exhibit 99.1 to this Form 6-K and are incorporated herein by reference.

Recent Business Development

As previously disclosed, we have launched our brain machine interaction businesses leveraging the core algorithms and related software and hardware systems (the “System”) for brain-computer interfaces (“BCI”) through our wholly owned subsidiary, Beijing Wangwen Zhisuan Technology Co., Ltd.

Our service-based business model focuses on delivering multimodal BCI signal decoding services in accordance with the client’s technical specifications and requirements. The scope includes, but is not limited to, system development, testing, optimization, and maintenance. The objective is to ensure stable BCI system operation tailored to the client’s specific application needs. The primary target clients include internet technology firms, AI startups, and e-commerce platforms in Asia. As of June 30, 2025, we have generated approximately RMB200,000 in revenue through technical service contracts, with key clients including internet tech companies and AI startups in Asia.

Our product-based business model is to produce electroencephalography (“EEG”) acquisition devices as well as to provide related technical services. The primary target clients are medical institutions and research institutions in Asia. As of June 30, 2025, our EEG acquisition devices are in the testing and optimization stage and we expect to begin generating revenue later this year, primarily from medical and research institutions.

As a result of the consummation of a certain private placement of 25,000,000 Class A ordinary shares pursuant to certain share purchase agreements dated April 1, 2025, and the consummation of an asset purchase pursuant to certain intangible asset purchase agreement dated April 1, 2025 with Jeethen International Co., Limited to acquire the System in consideration for the issuance of 135,625,000 Class A ordinary shares, there are 229,535,149 Class A ordinary shares and 7,206,059 Class B ordinary shares issued and outstanding as of the date of this report.

Safe Harbor Statement

This current report contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. TCTM may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including any business outlook and statements about TCTM’s beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements.

Incorporation by Reference

This report on Form 6- K is hereby incorporated by reference into each of (i) the registration statement on Form F-3 (No. 333-284305), and (ii) the registration statements on Form S-8 (No. 333-279404, No. 333-270547, No. 333-228771, No. 333-204494 and No. 333-197226), to the extent not superseded by documents or reports subsequently filed.

EXHIBITS

Exhibit No.	Description
99.1	Share Sale and Purchase Agreement, Dated July 22, 2025, by and among First Winner Management Limited, Kids IT Education Inc., Tarena Hong Kong Limited and TCTM Kids IT Education Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TCTM Kids IT Education Inc.

By:	/s/ Heng Wang
Name:	Heng Wang
Title:	Chief Executive Officer

Date: July 24, 2025